UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sterlite Gold Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

859735102

(CUSIP Number)

Koba Nakopia, B. Ordynka, 44/4, Moscow, 119017, +7 495 980 6454

Copies to:

Dee Rajpal

Ian Putnam

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, Canada M5L 1B9

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 859735102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GeoProMining Ltd N/A

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 265,290,997

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 265,290,997

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100%

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement constitutes Amendment No. 2 to Schedule 13D relating to the common shares (the “Common Shares”) of Sterlite Gold Ltd. (the “Company”), a corporation existing under the laws of the Yukon Territory, Canada, and amends the Schedule 13D relating to the Common Shares filed on August 27, 2007 (the “Original 13D”), as amended by Amendment No. 1 to the Original 13D filed on September 28, 2007 (“Amendment No.1”) (collectively the “Amendments” and together with the Original 13D, the “Schedule 13D”). The Company’s principal executive offices are located at 44 Hill Street, London, United Kingdom.

Capitalized terms used but not defined herein shall have the meaning set forth in the Original 13D.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 5 of the Amendment No. 1 is hereby amended and restated to read in its entirety as follows.

(a)-(b)     The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of October 18, 2007, upon the completion of the compulsory acquisition by the Reporting Person pursuant to Part 16 of the Business Corporations Act (Yukon), the Reporting Person is the beneficial owner of 265,290,997 Common Shares, representing 100% of the outstanding Common Shares.

(c)                        The Reporting Person entered into a Deposit Agreement, as described in Items 3 and 4 of the Original 13D, and incorporated herein by reference. Effective as of 12:01 a.m. (Toronto time) on September 27, 2007, the Reporting Person took up 253,526,307 Common Shares, which were all the Common Shares tendered to the Offer. Also, effective as of October 18, 2007, the Reporting Person pursuant to the operation of the applicable sections of the YBCA relating to compulsory acquisitions, became the beneficial owner of 265,290,997 Common Shares, representing 100% of the outstanding Common Shares.

To the best knowledge of the Reporting Person, within the last 60 days there have been no reportable transactions, other than those mentioned in the above paragraph, related to the Common Shares by the persons named in Item 2.

(d) Not applicable.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GEOPROMINING LTD. DATED this 31st day of October, 2007
Date
(signed) Koba Nakopia
Signature
Koba Nakopia As attorney for GeoProMining Ltd.
Name/Title